February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Joseph Cascarano

Inessa Kessman

Re:          Splunk Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 24, 2022

File No. 001-35498

Ladies and Gentlemen:

Splunk Inc. (the “Company,” “we,” “our” or similar terminology) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated January 27, 2023, related to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized type and have followed it with our response.

Liquidity and Capital Resources, page 64

1.	We note your disclosure that you "repurchased 6.9 million shares of common stock with a total price of $1.0 billion." We also note that the stock repurchase program far exceeded your cash flow from operations. In future filings provide a discussion and analysis on the funding sources of the repurchase plan and the impact of such a repurchase plan on your liquidity and capital resources. Refer to Item 303 of Regulation S-K. Please provide us with your proposed future disclosure.

We respectfully acknowledge the Staff’s comment and we advise the Staff that, to the extent we engage in any future repurchase plans, we will provide additional disclosure in future filings regarding funding sources of those repurchase plans and their impact on our liquidity and capital resources.

The Company did not engage in any share repurchase transactions during the fiscal year ended January 31, 2023. The following is an illustration of our potential future disclosure (the underlined text below highlights the incremental disclosure) we anticipate including in our Form 10-K for the fiscal year ended January 31, 2023, related to the repurchase program completed in the fiscal year ended January 31, 2022:

In June 2021, our board of directors authorized and approved a share repurchase program of up to $1.0 billion of our outstanding common stock. During fiscal 2022 we repurchased 6.9 million shares of common stock with a total price of $1.0 billion, under trading plans complying with Rule 10b5-1 under the Exchange Act, at an average price of $145.23 per share. The repurchased shares are reflected as treasury stock on our consolidated balance sheets and statements of stockholders’ equity. The repurchase program was complete as of October 31, 2021. The principal source of funding for the repurchase program was the proceeds from the issuance of $1 billion aggregate principal amount of 0.75% Convertible Senior Notes due 2026 (“2026 Notes”). Both the repurchase program transactions and the proceeds from the 2026 Notes were fiscal 2022 financing activities as reflected on our Consolidated Statements of Cash Flows. Accordingly, the repurchase program did not have a material impact on our operating cash flows, liquidity, or capital resources for the year ended January 31, 2022, on a net basis and we do not expect it to have a material impact in the future.

Note 1. Description of the Business and Significant Accounting Policies

Goodwill, Intangible Assets, Long-Lived Assets and Impairment Assessments, page 78

2.	We note that you consider "the enterprise to be the reporting unit" for goodwill impairment testing. Please explain how you determined you operate as a single reporting unit, given that you present and discuss the gross margins of your three major product and service lines in Result of Operations of MD&A. Please ensure your response provides us with your analysis of ASC 350-20-35-33 through 35-38 for the identification of your reporting unit.

As the Staff has noted, we operate our business as one operating segment, as disclosed in Note 1, Description of the Business and Significant Accounting Policies, Segments: “We operate our business as one operating segment: the development and marketing of cloud services and licensed software solutions that enable our customers to gain real-time business insights by harnessing the value of their data. Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.”

In accordance with Accounting Standards Codification (“ASC”) 350-20-35-34, to determine our reporting units for purposes of goodwill impairment testing, we have evaluated whether businesses, for which discrete financial information is available and regularly reviewed by senior management or our CEO (who also represents the segment manager, since we operate in one operating segment) as part of making decisions about resources to be allocated to the businesses and assess their performance, operate at a level below our single operating segment. In accordance with ASC 350-20- 35-33, we considered the guidance in ASC Topic 280, Segment Reporting, in our evaluation.

To provide the Staff with greater context, the product and services lines (or revenue streams) presented on our Consolidated Statements of Operations and in Results of Operations of Management’s Discussion and Analysis primarily reflect the ways in which we deliver our software to customers and do not represent separately operated businesses. For example, as it relates to our cloud services and license revenue streams, the Company developed and continues to maintain, through unspecified upgrades and enhancements, a single software platform that forms the foundation of both our cloud services and license offerings.

As our cloud services and license offerings share the same underlying software platform, the primary difference between these revenue streams, which also impacts the timing of related revenue recognition, is the way in which our customers prefer to deploy our software. Maintenance and services revenue primarily represents revenue from the continued maintenance and enhancement of our software platform, which is bundled in and accounted for as a separate performance obligation under all of our term license contracts, and included in the fee for our cloud services contracts. The underlying activities are the same regardless of which method of delivery the customer has chosen.

Due to the inherent technological interdependencies that exist across our revenue streams and our singular objective of delivering highly innovative software to enterprises regardless of the chosen deployment model, our CEO has determined that consolidating the management, including resource allocation decisions, of the revenue streams yields both strategic and economic benefits. For example, we utilize a single product development and engineering function to continuously innovate and improve upon our single software platform and provide a high degree of experiential parity to all customers. Likewise, we utilize a single sales and marketing function across our revenue streams, which contributes to a more efficient customer acquisition cost structure. As a result of the interdependencies that exist across our revenue streams, decisions made by our CEO regarding how the Company invests in business-critical activities like the innovation of our software platform and our customer acquisition strategy, for example, impact the success of the overall business and generally would not have a targeted impact on an individual revenue stream. For this reason, we do not attribute shared operating expenses to individual revenue streams for management reporting purposes, and resource allocation decisions are based on consolidated operating results, inclusive of business-critical operating expenses related to sales and marketing and research and development activities.

Revenue information for each of our product and service lines is made publicly available as required by SEC Regulation S-X Rule 5-03 (“S-X 5-03”) and ASC Topic 606 and disaggregated cost of revenue information is presented in accordance with S-X 5-03. While we acknowledge that revenue and gross margin may often be considered sufficient to represent “discrete financial information” consistent with the guidance in ASC 350-20-55-4, we have determined that in our case, based on our consideration of ASC 280-10-50-1(b), product and service gross margin information does not constitute operating results that are sufficiently detailed to allow our CEO to independently assess the performance of, and make meaningful and informed decisions about the allocation of resources to, each of our product and service lines, and he is not using that information to make such decisions for the reasons described above. We primarily considered the fact that the Company’s annual investments of resources in sales and marketing and research and development activities, which are not inputs in the product and service lines gross margin metric, are both quantitatively significant and qualitatively critical to the success of the business as a whole. For example, for the year ended January 31, 2022, the Company’s $3.1 billion total operating expenses (research and development, sales and marketing, and general and administrative) represented 115% of total revenues ($2.7 billion) and 420% of total cost of revenues ($0.7 billion), and included costs related to business-critical activities such as customer acquisition and the continued optimization and innovation of our software platform. These activities support the combined business and are neither managed nor reported on at the product and service line level.

As our CEO’s primary responsibility is to make decisions designed to maximize returns on the Company’s capital allocations, he focuses primarily on consolidated revenue, consolidated annualized recurring revenue, non-GAAP consolidated operating margin, and consolidated free cash flow margin. Accordingly, we have determined that product and service line gross margin, which only reflects costs associated with providing our single software product and related maintenance services to customers and is exclusive of significant costs associated with other critical aspects of the Company’s operations, does not represent discrete financial information necessary to effectively manage the business. For this reason, the CEO does not use gross margin information to make decisions about the allocation of resources to our product and service lines. Rather, these decisions are made for the benefit of the overall business.

While we acknowledge that it is not determinative in our analysis of reporting units, we also considered the fact that our financial planning and accounting systems are not currently designed to budget, record transactions, or otherwise allocate shared costs for the purpose of reporting operating margin at the product and service line level. Additionally, there are no managers responsible for either operations or financial performance at the product and service line level or at any other level of disaggregation. In our Company’s organizational structure, the Company’s Senior Vice President, Product and Technology, reports to the Company’s CEO and is responsible for the overall development and operation of the Company’s single software platform, which forms the foundation of both our cloud services and license product and service lines. The centralization of our overall product strategy is critical to providing a unified customer experience to our customers, whether they choose to leverage our solutions as a cloud service or a license. Similarly, our Chief Revenue Officer reports to the Company’s CEO and is responsible for our overall customer acquisition strategy, the execution of which is product and service line agnostic. Consistent with this approach to managing the overall business, there are no managers that report into these positions with product or service line performance oversight. Other direct reports to the CEO include our Chief Marketing Officer, Chief Financial Officer, Chief Legal Officer, Senior Vice President, Go-to-Market Operations, and Chief Strategy Officer; all of whom have company-wide responsibility for their particular functional area. We believe that the absence of both product and service line managers and systems designed to present disaggregated operating margin at the product and service line levels to executive management, together with our consideration of other factors discussed within our response, supports our conclusion that the enterprise is our only reporting unit for the purpose of testing goodwill for impairment.

Note 8. Stock Compensation Plans and Stockholders' Equity, page 97

3.	We note that a number of PSUs earned and eligible to vest is determined based on achievement of certain performance conditions. Please tell us whether the repurchased shares of your common stock for $1.0 billion resulted in a benefit on achieving certain company financial performance measures under the 2012 Equity Incentive Plan. Also, tell us the impact of stock repurchases, if any, on levels of executive compensation and confirm that you will discuss the impact in future filings.

In response to the Staff’s comment, the financial performance measures used to determine the number of PSUs that were earned and eligible to vest in the fiscal year ended January 31, 2022 were not impacted by our share repurchases.

Additionally, the levels of executive compensation, including the amounts of corporate bonuses executives were eligible to receive based on the Company’s performance for the fiscal year ended January 31, 2022, were not impacted by our share repurchases.

We respectfully acknowledge the Staff’s comment and confirm that we will discuss the impact of any future stock repurchases on executive share-based and cash compensation in future filings, as applicable.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (415) 500-5175.

Sincerely,

/s/ Brian Roberts

Brian Roberts
Senior Vice President and Chief Financial Officer
Splunk Inc.

cc:	Scott Morgan, Splunk Inc.
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.